UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________________________
FORM SD
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SPECIALIZED DISCLOSURE REPORT

HEICO CORPORATION
(Exact name of the registrant as specified in its charter)

Florida	001-04604	65-0341002
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3000 Taft Street, Hollywood, Florida		33021
(Address of principal executive offices)		(Zip code)

Carlos L. Macau, Jr., Executive Vice President, Chief Financial Officer and Treasurer
(954) 987-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

    As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, HEICO Corporation ("HEICO") has prepared a Conflict Minerals Report, which is filed as Exhibit 1.01 to this report on Form SD and available through the Investors section of HEICO's website at www.heico.com. The information contained on HEICO's website is not incorporated by reference in this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

    The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

    Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEICO CORPORATION

By:	/s/ CARLOS L. MACAU, JR.	Date: May 29, 2025
Carlos L. Macau, Jr. Executive Vice President - Chief Financial Officer and Treasurer (Principal Financial Officer)